UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 3, 2011

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A  news release dated 4 July , 2011 entitled ‘Vodafone First to Launch Android Market Own-brand Content Channel ’

2.                                    A  news release dated 8 July , 2011 entitled ‘Vodafone Announces the Winners of its Global Supplier Awards’

3.                                    A  news release dated 27 July , 2011 entitled ‘Vodafone Launches World’s First Prepay Phone with Facebook® Built-in’

4.                                    A  news release dated 28 July , 2011 entitled ‘Vodafone Turkey to Acquire Koc.Net’

5.                                    A  news release dated 29 July , 2011 entitled ‘Vodafone Spain Secures Spectrum to Deliver New Services for Customers’

6.                                    Stock Exchange Announcement dated 1 July, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.                                    Stock Exchange Announcement dated 1 July, 2011 entitled ‘Transactions in Own Securities’

8.                                    Stock Exchange Announcement dated 4 July, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

9.                                    Stock Exchange Announcement dated 4 July, 2011 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 5 July, 2011 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 6 July, 2011 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 7 July, 2011 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 11 July, 2011 entitled ‘Transactions in Own Securities ‘

14.                            Stock Exchange Announcement dated 12 July, 2011 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 13 July, 2011 entitled ‘Transactions in Own Securities’

16.                            Stock Exchange Announcement dated 14 July, 2011 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 18 July, 2011 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

18.                            Stock Exchange Announcement dated 18 July, 2011 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 19 July, 2011 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 20 July, 2011 entitled ‘Transactions in Own Securities’

21.                            Stock Exchange Announcement dated 22 July, 2011 entitled ‘Transactions in Own Securities’

22.                            Stock Exchange Announcement dated 25 July, 2011 entitled ‘Transactions in Own Securities’

23.                            Stock Exchange Announcement dated 26 July, 2011 entitled ‘Transactions in Own Securities’

24.                            Stock Exchange Announcement dated 26 July, 2011 entitled ‘Result of AGM’

25.                            Stock Exchange Announcement dated 28 July, 2011 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

VODAFONE FIRST IN EUROPE TO LAUNCH ANDROID MARKET OWN-BRAND CONTENT CHANNEL

Monday 4 July, 2011. From today, millions of Vodafone customers will have access to the new Vodafone content channel in Android Market™. The first such channel in Europe, it offers customers a regularly updated selection of Vodafone services as well as the best news, sport, information and gaming apps, all sourced from Vodafone’s global and local partnerships, often on an exclusive, free or discounted basis.

Lee Epting, Vodafone Group’s Content Services Director said, “Together with Google™, Vodafone has made it really simple for customers to get to the essential apps they can trust. More than 75 million Vodafone customers around the world are regularly using the mobile internet, and we are committed to giving them the best possible experience. This focus on quality over quantity helps deliver on that commitment.”

The own-brand channel is already live in several Vodafone European markets and can be reached through the Vodafone tab on the homepage of Android Market.

- ends -

Notes to Editors:

1.                        Android Market’s Vodafone channel is now live in the UK, Germany, Italy, the Netherlands and Spain. Before long it will launch in Greece, Ireland and Portugal.

1.                        Android Market and Google are trademarks of Google Inc

Further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 371 million customers in its controlled and jointly controlled markets as at 31 March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.

For more information, please visit www.vodafone.com .

8 July 2011

VODAFONE ANNOUNCES THE WINNERS OF ITS GLOBAL SUPPLIER AWARDS

Annual ceremony recognises Vodafone’s top suppliers

Vodafone has presented awards to four of its key suppliers following its annual Supplier Conference attended by the top 70 of its strategic suppliers.

Vodafone’s Supply Chain Management team recognised the suppliers for meeting the group’s exacting business requirements over the last year.

Information technology supplier, EMC, was recognised as Vodafone’s Supplier of the Year for 2011. The company was praised for demonstrating trust, transparency and reliability as well as offering a best-in-class product.

The Outstanding Performance Award went to Teradata, in recognition of its commitment, performance and focus on Vodafone’s business.

The Sustainability Engagement Award went to Ericsson, one of Vodafone’s strategic network suppliers, in recognition of its commitment to reduce CO2 emissions and follow Vodafone’s code of ethical purchasing.

Vodafone also recognised HP with the Vodafone Supplier Award for Innovation for its delivery of products tailored specifically for Vodafone.

Vodafone Group Supply Chain Management Director Detlef Schultz said: “These awards recognise outstanding performance by our partners in supporting Vodafone’s continuous drive for greater operating efficiency and delivering greater benefits to our customers.”

- ends -

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

VODAFONE LAUNCHES WORLD’S FIRST PREPAY PHONE WITH FACEBOOK® BUILT-IN

Wednesday 27th July, 2011. Vodafone today announced the world’s first designated prepay phone specifically designed to put the Facebook experience into the heart of the handset, allowing people to easily share and connect with their friends when they’re on the move.

The Vodafone 555 Blue, developed in collaboration with Facebook, puts popular social networking functions – from status updates to sharing a photo – into the hands of millions of people in an attractive, intuitive and competitively priced mobile phone.

Powering the new era of mobile social networking

Every aspect of the Vodafone 555 Blue design reflects people’s desire to stay up-to-date and communicate with their friends anytime, anywhere.

•                  Ready to go, straight out of the box: Facebook is built into the handset’s core – it’s running the moment the customer turns on the mobile phone.

•                  Truly integrated messaging: Facebook messages appear in the handset’s inbox alongside texts and email.

•                  Simple photo-sharing: photos taken using the Vodafone 555 Blue’s 2 megapixel camera can be shared with friends with a single click.

•                  Easy to stay in contact: friends’ Facebook profiles are automatically synchronised in the Vodafone 555 Blue’s address book.

•                  Always available: the Vodafone 555 Blue updates regularly in the background, flagging new items on the homescreen and quickly loading them when opened.

•                  One-click control: the customisable Facebook ‘F’ button can be assigned to one of a number of tasks, including instantly posting a status update with photos from the gallery or with links from the browser.

•                  Attractive form-factor: touch navigation, 2.4” landscape display and QWERTY keypad are ideal for typing chat, email and status updates.

Vodafone’s Group Terminals Director Patrick Chomet said: “The mobile internet plays a central role in the daily lives of more than 87 million Vodafone customers, many of whom are avid Facebook users. The Vodafone 555 Blue is a unique and innovative handset, designed and developed by Vodafone to offer a simple but powerful Facebook experience for people in both emerging markets and developed economies who want to stay in touch with their friends, wherever they are.”

“Facebook wants to make every phone social and Vodafone has taken the integration of Facebook to the next stage for an affordable mobile device with the Vodafone 555 Blue,” said Henri Moissinac, Head of Mobile Business, Facebook . “We’re really happy that Vodafone will distribute this phone globally and we hope to do much more with them to bring the mobile, social internet to people everywhere.”

The Vodafone 555 Blue includes the Opera Mini 5 web browser for fast internet browsing and, of course, it’s also a great phone.

Available soon across most Vodafone businesses around the world.

-  ends  -

Notes to Editors

1.            See full specifications here: www.vodafone.com/vodafone555blue

2.            The Vodafone 555 Blue is a Vodafone concept, developed in collaboration with Facebook and manufactured exclusively for Vodafone by partner TCL.

3.            Facebook® is a registered trademark of Facebook, Inc.

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

For further information:

Vodafone Group

Media Relations

Tel:  +44 (0) 1635 664444

28 July 2011

VODAFONE TURKEY TO ACQUIRE KOC.NET

Vodafone Turkey today announced that it has agreed terms with the Koç Group to acquire  Koç.net1 for a cash consideration of TRY30 million (£11 million2).  Koç.net provides fixed voice and data services to enterprise customers and will enable Vodafone Turkey to enter the ADSL market for the first time.

The transaction supports Vodafone Turkey’s strategy to expand its enterprise division, which saw growth of 36 per cent in the financial quarter ending 30 June 2011.  It follows Vodafone Turkey’s acquisition of business telecommunications provider, Borusan Telekom, early last year.

The transaction is subject to Turkish Competition Authority approval and is expected to complete in the fourth calendar quarter of 2011.

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

About Koç.net

Koç.net was established in 2000 to develop a wide area network and internet infrastructure for the Koç Group, the leading conglomerate in Turkey with a turnover of US$36 billion in 2010. Koç.net later became a leading alternative operator by expanding its scope and services following the liberalisation of the Turkish telecommunications market in 2004, and achieved a leading position in the market due to its customer focus. Since 2008, Koç.net has provided ADSL and phone services to consumers under the BiRi brand.

Notes

1 Koçnet Haberleşme Teknolojileri ve iletişim Hizmetleri A.Ş.

2 At an exchange rate of £:TRY 2.79

29 July 2011

VODAFONE SPAIN SECURES SPECTRUM TO DELIVER NEW SERVICES FOR CUSTOMERS

Vodafone Spain has been awarded a total of 60 MHz (2x30 MHz) of new spectrum in the Spanish government’s auction, enabling the Company to provide its customers with enhanced mobile internet services across the country, including in rural areas.

The spectrum award will support Vodafone Spain’s plans to develop the next generation of wireless data services, known as Long Term Evolution (LTE) technology. LTE transforms the customer experience of the mobile internet, offering high-speed data access and rich multimedia services. In developing LTE services, Vodafone Spain will draw on the experience of Vodafone Germany, which launched LTE towards the end of 2010.

Vodafone Spain bid successfully for a total of 20 MHz (2x10 MHz) in the 800 MHz band and 40 MHz (2x20MHz) in the 2.6 GHz band for a total consideration of €518 million (£454 million1). The 800 MHz ‘digital dividend’ spectrum will become available in 2014 after the switchover from analogue to all-digital TV broadcasting in Spain.  The 2.6 GHz spectrum band is immediately available for use.

Additionally, Vodafone Spain will begin to offer 3G mobile internet access to customers in rural areas by the end of 2011 after receiving approval from the Spanish government to re-farm spectrum in the 900 MHz frequency band currently used for 2G services. The Company has already begun to deploy versatile single Radio Access Network (RAN) base stations designed to handle 2G, 3G and LTE technologies on a common shared platform.

The additional spectrum and ongoing network investments will enable Vodafone Spain to build on its success in delivering the mobile internet to its customers. Over the last financial year, Vodafone Spain saw strong growth in the uptake of smartphones and mobile internet services, helping to boost data revenue growth (excluding content revenue) by around 22%.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 382 million customers in its controlled and jointly controlled markets as at 30 June March 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com.

Notes

1 At an exchange rate of £1.00:€1.14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 1 July 2011 that on 1 July 2011, Sir John Bond, Chairman of the Company, acquired an interest in 110,000 ordinary shares of US$0.11 3/7 each (“Ordinary Shares”) in the Company at the price of 164.3626p per share.  Following this transaction, Sir John’s total interest in the Company is 486,505 Ordinary Shares.  In addition, the Company was advised on 1 July 2011 that on 1 July 2011, Gerard Kleisterlee, a non-executive director of the Company, acquired an interest in 100,000 Ordinary Shares at the price of 163.9p per share.

On 30 June 2011, the AllShares award granted on 30 June 2009 vested.  The awards were granted under the Vodafone Global Incentive Plan.  The following directors and PDMRs received and retained 340 Ordinary Shares on the vesting of these awards: Vittorio Colao*, Michel Combes*, Warren Finegold, Andy Halford*, Matthew Kirk, Morten Lundal, Stephen Pusey*, Nick Read and Ronald Schellekens.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	2,308,003
Michel Combes	888,694
Andy Halford	2,341,596
Stephen Pusey	545,073

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	1 July 2011

Number of ordinary shares purchased:	16,300,000

Highest purchase price paid per share:	165.45p

Lowest purchase price paid per share:	163.65p

Volume weighted average price per share:	164.4645p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 112,207,937 shares at a cost (including dealing and associated costs) of £184,383,488.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 July 2011

Number of ordinary shares transferred:	25,880,385

Highest transfer price per share:	165.4p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,192,948,910 of its ordinary shares in treasury and has 51,118,488,799 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1),  the Company gives notice of the following changes in share interests of persons discharging managerial responsibilities (“PDMR”) of the Company:

	Number of ordinary shares of US$0.11 3/7
	in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award (1)	No. of shares sold (2)	No. of shares transferred(3)
Morten Lundal	249,413	133,617	115,796
Matthew Kirk	269,849	144,563	125,286

(1)                                      This share award which was granted on 1 July 2008 has vested following assessment of the employment condition to which the award was subject.  The award was granted in accordance with the rules of the Vodafone Global Incentive Plan.  100% of the shares comprised in the award have vested.

(2)                                      The figure in column B is  the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of the PDMR on 1 July 2011.  This sale was made at 164.3236  pence per share, inter alia, to satisfy the tax liability arising on the vesting of the award.

(3)                                      The figure in column C is the number of shares that the Company has been advised by UBS CEFS were on 1 July 2011 transferred to the PDMR in satisfaction of the vesting of the award disclosed in column A.

The Company was notified of these changes on 1 and 4 July 2011.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	4 July 2011

Number of ordinary shares purchased:	7,800,000

Highest purchase price paid per share:	165.15p

Lowest purchase price paid per share:	164.3p

Volume weighted average price per share:	164.7653p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 120,007,937 shares at a cost (including dealing and associated costs) of £197,302,011.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 July 2011

Number of ordinary shares transferred:	80,623,343

Highest transfer price per share:	165.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,120,125,567 of its ordinary shares in treasury and has 51,192,198,732 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	5 July 2011

Number of ordinary shares purchased:	10,700,000

Highest purchase price paid per share:	166.9p

Lowest purchase price paid per share:	164.6p

Volume weighted average price per share:	165.712p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 130,707,937 shares at a cost (including dealing and associated costs) of £215,125,398.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 July 2011

Number of ordinary shares transferred:	122,858

Highest transfer price per share:	164.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,130,702,709 of its ordinary shares in treasury and has 51,181,621,590 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	6 July 2011

Number of ordinary shares purchased:	14,000,000

Highest purchase price paid per share:	166.55p

Lowest purchase price paid per share:	164.05p

Volume weighted average price per share:	165.1196p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 144,707,937 shares at a cost (including dealing and associated costs) of £238,362,350.

Following the purchase of these shares, Vodafone holds 4,144,702,709 of its ordinary shares in treasury and has 51,167,621,590 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	7 July 2011

Number of ordinary shares purchased:	11,300,000

Highest purchase price paid per share:	167.35p

Lowest purchase price paid per share:	164.5p

Volume weighted average price per share:	165.9281p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 156,007,937 shares at a cost (including dealing and associated costs) of £257,209,726.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 July 2011

Number of ordinary shares transferred:	35,904

Highest transfer price per share:	166.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,155,966,805 of its ordinary shares in treasury and has 51,156,357,494 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	11 July 2011

Number of ordinary shares purchased:	15,100,000

Highest purchase price paid per share:	166.15p

Lowest purchase price paid per share:	163.1p

Volume weighted average price per share:	164.1782p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 171,107,937 shares at a cost (including dealing and associated costs) of £282,129,548.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 July 2011

Number of ordinary shares transferred:	128,378

Highest transfer price per share:	175.3p

Lowest transfer price per share:	164.8p

Following both the above transactions, Vodafone holds 4,170,938,427 of its ordinary shares in treasury and has 51,141,385,872 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	12 July 2011

Number of ordinary shares purchased:	16,200,000

Highest purchase price paid per share:	164p

Lowest purchase price paid per share:	161.55p

Volume weighted average price per share:	162.665p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 187,307,937 shares at a cost (including dealing and associated costs) of £308,618,308.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2011

Number of ordinary shares transferred:	20,805

Highest transfer price per share:	165.3p

Lowest transfer price per share:	165.3p

Following both the above transactions, Vodafone holds 4,187,117,622 of its ordinary shares in treasury and has 51,125,206,677 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	13 July 2011

Number of ordinary shares purchased:	18,700,000

Highest purchase price paid per share:	162.35p

Lowest purchase price paid per share:	160.4p

Volume weighted average price per share:	161.3006p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 206,007,937 shares at a cost (including dealing and associated costs) of £338,938,370.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 July 2011

Number of ordinary shares transferred:	251,540

Highest transfer price per share:	165.3p

Lowest transfer price per share:	162.55p

Following both the above transactions, Vodafone holds 4,205,566,082 of its ordinary shares in treasury and has 51,106,758,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J .P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	14 July 2011

Number of ordinary shares purchased:	11,800,000

Highest purchase price paid per share:	161.75p

Lowest purchase price paid per share:	159.9p

Volume weighted average price per share:	160.6802p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 217,807,937shares at a cost (including dealing and associated costs) of £357,997,228.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2011

Number of ordinary shares transferred:	3,000

Highest transfer price per share:	162.55p

Lowest transfer price per share:	162.55p

Following both the above transactions, Vodafone holds 4,217,363,082 of its ordinary shares in treasury and has 51,094,963,397 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 July 2011 by Computershare Trustees Limited that on 12 July 2011 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 162.55p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	154
Andrew Halford*	154
Matthew Kirk	154
Ronald Schellekens	154

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	18 July 2011

Number of ordinary shares purchased:	8,200,000

Highest purchase price paid per share:	159.15p

Lowest purchase price paid per share:	157.5p

Volume weighted average price per share:	158.2602p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 226,007,937shares at a cost (including dealing and associated costs) of £371,042,047.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 July 2011

Number of ordinary shares transferred:	185,427

Highest transfer price per share:	161.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,225,377,655 of its ordinary shares in treasury and has 51,086,948,824 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	19 July 2011

Number of ordinary shares purchased:	9,100,000

Highest purchase price paid per share:	158.9p

Lowest purchase price paid per share:	157.4p

Volume weighted average price per share:	158.0156p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 235,107,937 shares at a cost (including dealing and associated costs) of £385,496,241.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2011

Number of ordinary shares transferred:	130,445

Highest transfer price per share:	159p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,234,347,210 of its ordinary shares in treasury and has 51,077,979,269 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	20 July 2011

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	161p

Lowest purchase price paid per share:	158.6p

Volume weighted average price per share:	159.8655p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 248,107,937 shares at a cost (including dealing and associated costs) of £406,386,826.

Following the purchase of these shares, Vodafone holds 4,247,347,210 of its ordinary shares in treasury and has 51,064,979,269 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	22 July 2011

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	164.95p

Lowest purchase price paid per share:	162.9p

Volume weighted average price per share:	164.0997p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 270,107,937 shares at a cost (including dealing and associated costs) of £442,676,491.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 July 2011

Number of ordinary shares transferred:	23,541

Highest transfer price per share:	160.3p

Lowest transfer price per share:	158.7p

Following both the above transactions, Vodafone holds 4,269,323,669 of its ordinary shares in treasury and has 51,043,002,810 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 17 June 2011, as announced by Vodafone on 20 June 2011.

Ordinary Shares

Date of purchase:	25 July 2011

Number of ordinary shares purchased:	4,442,515

Highest purchase price paid per share:	164.75p

Lowest purchase price paid per share:	162.85p

Volume weighted average price per share:	163.9977p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 274,550,452 shares at a cost (including dealing and associated costs) of £450,000,000.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 July 2011

Number of ordinary shares transferred:	125,872

Highest transfer price per share:	161.3p

Lowest transfer price per share:	161.3p

Following both the above transactions, Vodafone holds 4,273,640,312 of its ordinary shares in treasury and has 51,038,686,167 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 July 2011

Number of ordinary shares transferred:	10,276

Highest transfer price per share:	164.55p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,273,630,036 of its ordinary shares in treasury and has 51,038,696,443 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Tuesday 26 July 2011.

The results of polls on all 23 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	Against	Votes withheld

1.	To receive the Company’s accounts and reports of the directors and the auditor for the year ended 31 March 2011	35,310,139,085	69.15%	35,247,056,767	63,082,318	76,408,245

2.	To elect Gerard Kleisterlee as a director	35,306,983,401	69.14%	34,992,674,524	314,308,877	80,471,733

3.	To re-elect John Buchanan as a director	35,308,584,314	69.14%	34,730,763,023	577,821,291	79,508,108

4.	To re-elect Vittorio Colao as a director	35,310,442,007	69.15%	35,169,654,002	140,788,005	77,660,548

5.	To re-elect Michel Combes as a director	35,307,916,327	69.14%	35,003,730,453	304,185,874	78,013,658

6.	To re-elect Andy Halford as a director	35,307,388,392	69.14%	35,038,138,647	269,249,745	76,904,426

7.	To re-elect Stephen Pusey as a director	35,307,588,658	69.14%	35,065,116,806	242,471,852	79,708,093

8.	To elect Renee James as a director	35,306,860,651	69.14%	35,106,336,513	200,524,138	80,162,857

9.	To re-elect Alan Jebson as a director	35,306,170,179	69.14%	35,189,168,650	117,001,529	79,266,651

10.	To re-elect Samuel Jonah as a director	35,306,294,204	69.14%	35,178,971,020	127,323,184	79,686,249

11.	To re-elect Nick Land as a director	34,826,038,994	68.20%	34,622,768,874	203,270,120	559,954,399

12.	To re-elect Anne Lauvergeon as a director	34,970,322,738	68.48%	34,034,311,063	936,011,675	415,459,502

13.	To re-elect Luc Vandevelde as a director	35,307,266,521	69.14%	35,176,254,023	131,012,498	80,391,164

14.	To re-elect Anthony Watson as a director	34,825,998,320	68.20%	34,612,021,896	213,976,424	559,906,528

15.	To re-elect Philip Yea as a director	35,305,998,293	69.14%	35,140,928,706	165,069,587	79,385,321

16.	To approve a final dividend of 6.05p per ordinary share	35,312,916,018	69.15%	35,301,606,749	11,309,269	75,907,355

17.	To approve the Remuneration Report of the Board for the year ended 31 March 2011	35,226,727,884	68.98%	33,860,039,668	1,366,688,216	160,711,274

18.	To re-appoint Deloitte LLP as auditor	35,253,994,600	69.04%	35,164,162,221	89,832,379	134,112,327

19.	To authorise the Audit Committee to determine the remuneration of the auditor	35,306,714,476	69.14%	35,275,078,676	31,635,800	81,203,446

20.	To authorise the directors to allot shares	35,282,770,749	69.09%	33,434,187,963	1,848,582,786	104,110,215

21.	To authorise the directors to dis-apply pre-emption rights	34,898,377,818	68.34%	33,909,882,471	988,495,347	486,447,777

22.	To authorise the Company to purchase its own shares	35,312,668,008	69.15%	35,149,187,060	163,480,948	74,783,918

23.	To authorise the calling of a general meeting other than an Annual General Meeting on not less that 14 clear	35,309,070,405	69.15%	32,391,715,333	2,917,355,072	77,921,369

day’s notice

The number of ordinary shares in issue on 22 July 2011 (excluding shares held in Treasury) was 51,065,002,810.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 20 were passed as ordinary resolutions and Resolutions 21 to 23 were passed as special resolutions.

A copy of Resolution 23 passed as special business at the Annual General Meeting has been submitted to the Financial Services Authority via the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

VODAFONE GROUP PLC

 TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 July 2011

Number of ordinary shares transferred:	82,446

Highest transfer price per share:	164.95p

Lowest transfer price per share:	162p

Following the above transfer, Vodafone holds 4,273,547,590 of its ordinary shares in treasury and has 55,312,326,479 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 51,038,778,889 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 51,038,778,889.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 3, 2011	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary